Exhibit 21.1

XCF GLOBAL, INC.
List of Subsidiaries

Company Name	State of Incorporation/Organization
XCF Global Capital, Inc.	Nevada
New Rise Renewables, LLC	Delaware
New Rise Renewables Reno, LLC	Delaware